

March 8, 2023

Todd Branning
Chief Financial Officer
NeuBase Therapeutics, Inc.
350 Technology Drive
Pittsburgh, PA 15219

> **Re: NeuBase Therapeutics, Inc.**
> **Form 10-K for the Year Ended September 30, 2022**
> **Filed December 21, 2022**
> **File No. 1-35963**

Dear Todd Branning:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 89

1. Given the significant fluctuations in research and development expense during the years presented as well as in the subsequent interim period, please revise your future filings to disclose the drivers of the changes. As part of your response, address the following:
   • To the extent possible, quantify the impact of your October 2022 restructuring and refocusing of development projects on the amounts incurred.
   • Disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of

Operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Kevin Vaughn at (202) 551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences